Exhibit 99.1

GW Pharmaceuticals plc Reports 2013 Third Quarter Financial Results

-Recent Nasdaq Listing Further Enhances Robust Financial Position; Sativex Continues to Progress in Late-Stage Clinical Trials in U.S.-

-Conference Call Today at 8:00 a.m. ET, 1:00 p.m. BST-

London, UK, 5 August 2013: GW Pharmaceuticals plc (NASDAQ: GWPH, AIM: GWP, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announces financial results for the third quarter ended 30 June 2013.

RECENT OPERATIONAL HIGHLIGHTS

•                  Initial public offering on the NASDAQ Global Market completed in May 2013 raising total net proceeds before expenses of $30.4 million (£19.6 million)

•                  Two pivotal Sativex® Phase 3 cancer pain trials in recruitment. Top-line results from both trials due in 2014. Data intended to lead to a New Drug Application (NDA) filing with the FDA in the U.S.

•                  FDA filing of a Phase 3 Investigational New Drug Application (IND) for Sativex as a treatment for MS spasticity

•                  Commercial launch of Sativex in Italy as a treatment for MS spasticity, earning £250,000 milestone

•                  Submission of regulatory application in France for Sativex in the treatment of MS spasticity

•                  Positive top-line results from a 12 month, placebo-controlled study of Sativex in patients with MS spasticity confirming the reassuring safety profile and providing further evidence of efficacy

•                  Significant clinical trial activity for cannabinoid pipeline product candidates expected to continue in the second half of 2013

•                  Two new patent allowances in the U.S. protecting Sativex delivery method and delivery device

FINANCIAL HIGHLIGHTS FOR THE THREE MONTHS ENDED 30 JUNE 2013

•                  Sativex product sales revenues of £0.5 million ($0.8 million) for the three months ended 30 June 2013, compared to £0.1million for the three months ended 30 June 2012, reflecting increased shipments of inventory to commercial partners

•                  Total revenue for the three months ended 30 June 2013 of £7.3 million ($11.0 million) compared to £14.5 million for the three months ended 30 June 2012, a period in which a £9.8 million milestone payment was received

•                  Loss after tax for the three months ended 30 June 2013 of £2.0 million ($3.1 million) compared to a profit of £7.9 million for the three months ended 30 June 2012, which primarily reflected the impact of the £9.8 million milestone payment received in the comparable period last year

•                  Cash and cash equivalents at 30 June 2013 of £43.6 million ($66.3 million) compared to £29.3 million as at 30 September 2012

“Following our successful Nasdaq listing in May, GW has established an important new US shareholder base and further enhanced its robust financial position,” stated Justin Gover, GW’s Chief Executive Officer. “GW continues to make good progress with the U.S. Phase 3 development of Sativex as a treatment for cancer pain, and is also now advancing plans for the US development of Sativex as a treatment for MS spasticity.” In addition, the recent launch of Sativex in Italy and new regulatory application in France are expected to support further commercial progress in Europe, and provide important validation for Sativex and GW’s position as a world leader in cannabinoid science. As we move forward in the second half of 2013, we expect a significant amount of clinical activity to occur with respect to our cannabinoid pipeline candidates.”

Conference Call and Webcast Information

GW Pharmaceuticals will host a conference call and webcast to discuss the 2013 third quarter financial results today at 8:00 a.m. ET / 1:00 p.m. BST. To participate in the conference call, please dial 877-407-8133 (toll free from the US and Canada), or 00800-2246-2666 (toll free from the UK) or 201-689-8040 (international). Investors may also access a live audio webcast of the call via the investor relations section of the Company’s website at http://www.gwpharm.com. A replay of the call will also be available through the GW website shortly after the call and will remain available for 30 days. Replay Numbers: (toll free):1-877-660-6853, (international):1-201-612-7415. For both dial-in numbers please use conference ID # 418183.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 22 countries. Sativex is also in Phase 3 clinical development as a potential treatment of pain in people with advanced cancer. This Phase 3 program is intended to support the submission of a New Drug Application for Sativex in cancer pain with the U.S. Food and Drug Administration and in other markets around the world. GW has established a world leading position in the development of plant-derived cannabinoid therapeutics and has a deep pipeline of additional cannabinoid product candidates, including two distinct compounds, GWP42004 and GWP42003, in Phase 2 clinical development for Type 2 diabetes and ulcerative colitis, respectively, and at least two additional programs expected to enter Phase 1 and Phase 2 clinical trials in the next 12 months. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release may contain forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding financial performance, the timing of clinical trials, the relevance of GW products commercially available and in development, the size of Sativex market opportunities, and the development and regulatory clearance of the GW’s products.  Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex® and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission, including the prospectus related to the NASDAQ offering filed by GW with the SEC on May 1, 2013. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc	(Today) + 44 20 7831 3113
Justin Gover, Chief Executive Officer	(Thereafter) + 44 1980 557000
Stephen Schultz, VP Investor Relations (US)	401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 7831 3113
Robert Stanislaro (US)	212 850 5657

Trout Group, LLC (US investor relations)
Seth Lewis / Todd James	646 378 2900

GW Pharmaceuticals plc

Condensed consolidated income statements

Condensed consolidated income statement for the three months ended 30 June 2013

	Three months ended	Three months ended	Three months ended
	30 June	30 June	30 June
	2013	2013	2012
	$000’s	£000’s	£000’s
Revenue	11,038	7,258	14,455
Cost of sales	(406)	(267)	(15)
Research and development expenditure	(12,826)	(8,434)	(5,673)
Management and administrative expenses	(1,322)	(869)	(932)

Operating loss	(3,516)	(2,312)	7,835
Interest income	44	29	39
Interest payable	(68)	(45)	(1)

Loss before tax	(3,540)	(2,328)	7,873
Tax	456	300	—

Profit/(loss) for the period	(3,084)	(2,028)	7,873

Earnings/(loss) per share
– basic	(2.0c )	(1.3p )	5.9p
– diluted	(2.0c )	(1.3p )	5.7p

Condensed consolidated income statement for the nine months ended 30 June 2013

	Nine months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June
	2013	2013	2012
	$000’s	£000’s	£000’s
Revenue	30,680	20,173	25,533
Cost of sales	(1,407)	(925)	(537)
Research and development expenditure	(35,791)	(23,534)	(18,396)
Management and administrative expenses	(4,182)	(2,750)	(2,967)

Operating loss	(10,700)	(7,036)	3,633
Interest income	169	111	141
Interest payable	(69)	(45)	(1)

Loss before tax	(10,600)	(6,970)	3,773
Tax	7,712	5,071	928

Profit/(loss) for the period	(2,888)	(1,899)	4,701

Earnings/(loss) per share
– basic	(2.0c )	(1.3p )	3.5p
– diluted	(2.0c )	(1.3p )	3.4p

All activities relate to continuing operations.

The Group has no recognised gains or losses other than the losses above and therefore no separate consolidated statement of comprehensive income has been presented.

GW Pharmaceuticals plc

Condensed consolidated statements of changes in equity

Nine months ended 30 June 2013

	Called-up	Share
	share	premium	Other	Retained
	capital	account	reserves	earnings	Total
	£000’s	£000’s	£000’s	£000’s	£000’s
Balance at 1 October 2011	133	65,866	20,184	(68,531)	17,652
Exercise of share options	—	83	—	—	83
Share-based payment transactions	—	—	—	743	743
Profit for the period	—	—	—	4,701	4,701

Balance at 30 June 2012	133	65,949	20,184	(63,087)	23,179

Balance at 1 October 2012	133	65,947	20,184	(65,032)	21,232
Issue of share capital	45	19,567	—	—	19,612
Expense of new equity issue	—	(1,759)	—	—	(1,759)
Share-based payment transactions	—	—	—	573	573
Loss for the period	—	—	—	(1,899)	(1,899)

Balance at 30 June 2013	178	83,755	20,184	(66,358)	37,759

GW Pharmaceuticals plc

Condensed consolidated balance sheets

As at 30 June 2013

	As at 30 June	As at 30 June	As at 30 September
	2013	2013	2012
	$000’s	£000’s	£000’s
Non-current assets
Intangible assets — goodwill	7,923	5,210	5,210
Property, plant and equipment	8,159	5,365	2,432
Deferred tax asset	1,795	1,180	—

	17,877	11,755	7,642

Current assets
Inventories	6,803	4,473	3,537
Taxation recoverable	2,856	1,878	820
Trade receivables and other current assets	2,302	1,514	1,588
Cash and cash equivalents	66,281	43,583	29,335

	78,242	51,448	35,280

Total assets	96,119	63,203	42,922

Current liabilities
Trade and other payables	(16,256)	(10,689)	(9,114)
Obligations under finance leases	(129)	(85)	—
Deferred revenue	(5,297)	(3,483)	(2,449)

	(21,682)	(14,257)	(11,563)

Non-current liabilities
Obligations under finance leases	(2,961)	(1,947)	—
Deferred revenue	(14,052)	(9,240)	(10,127)

Total liabilities	(38,695)	(25,444)	(21,690)

Net assets	57,424	37,759	21,232

Equity
Share capital	270	178	133
Share premium account	127,375	83,755	65,947
Other reserves	30,696	20,184	20,184
Accumulated deficit	(100,917)	(66,358)	(65,032)

Total equity	57,424	37,759	21,232

GW Pharmaceuticals plc

Condensed consolidated cash flow statements

For the nine months ended 30 June 2013

	Nine months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June
	2013	2013	2012
	$000’s	£000’s	£000’s
(Loss)/profit for the period	(2,888)	(1,899)	4,701
Adjustments for:
Interest income	(169)	(111)	(141)
Interest payable	69	45	1
Tax	(7,712)	(5,071)	(928)
Depreciation of property, plant and equipment	1,051	691	565
Other gains and losses	630	414	(105)
Decrease in provision for inventories	(625)	(411)	(881)
Share-based payment charge	871	573	743

	(8,773)	(5,769)	3,955
Increase in inventories	(797)	(524)	(716)
Decrease in trade receivables and other current assets	105	69	808
Increase/(decrease) in trade and other payables and deferred revenue	2,099	1,380	(2,377)

Cash (used)/generated by operations	(7,366)	(4,844)	1,670
Research and development tax credits received	4,307	2,832	428

Net cash (outflow)/inflow from operating activities	(3,059)	(2,012)	2,098
Investing activities
Interest received	175	115	104
Purchases of property, plant and equipment	(2,762)	(1,816)	(1,192)

Net cash outflow from investing activities	(2,587)	(1,701)	(1,088)
Financing activities
Proceeds on exercise of shares options	—	—	83
Proceeds of new equity issue	29,824	19,612	—
Expenses of new equity issue	(2,153)	(1,416)	—
Interest paid	(68)	(45)	(1)
Proceeds from finance leases	342	225	—

Net cash inflow from financing activities	27,945	18,376	82
Effect of foreign exchange rate changes	(631)	(415)	105
Net increase in cash and cash equivalents	21,668	14,248	1,197
Cash and cash equivalents at beginning of the period	44,613	29,335	28,319

Cash and cash equivalents at end of the period	66,281	43,583	29,516